Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

82-

03 DEC 22 7:21

Santos


03045349

SUPPL

Date: Mon 22 Dec 2003 12:34:31 AM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

.   From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: Santos - Hill-1 exploration well
.
.
.

Number of pages (incl. cover sheet):2

PROCESSED

JAN 07 2004

THOMSON
FINANCIAL

ℓℓω 1/5

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

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www.santos.com

22 December 2003

Hill-1 exploration well

Santos Limited announces that the Hill-1 exploration well is being plugged and abandoned as planned after reaching a total depth of 2575 metres.

Additional prospects will be drilled in the area in 2004 to further investigate this frontier play trend.

The well is located in exploration permit VIC/P51, 50 kilometres off the Victorian coast and 76 kilometres from the Casino gas field.

Interests in VIC/P51 are as follows:

Santos Limited (operator)   80%
INPEX Alpha, Ltd.   20%

Santos Limited is a major Australian oil and gas exploration and production company with interests in all Australian hydrocarbon provinces. The Santos Group also operates in the USA, Indonesia and PNG.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media enquiries: **Investor enquiries:**
Kathryn Mitchell   **Mark Kozned**
Santos Limited   **Santos Limited**
(08) 8218 5260 / 0407 979 982   **(08) 8218 5939 / 0407 747 908**

Santos stock symbols: STO (Australian Stock Exchange), STOSY (NASDAQ ADR)

Santos Ltd ABN 80 007 550 923

GPO Box 2455 • Adelaide SA 5001 • Telephone: 08 8218 5111 • Facsimile 08 8218 5131

Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61'8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Mon 22 Dec 2003 03:06:35 AM EST

.   To:
.   SECURITIES EXCHANGE COMMISSION
.   :
.   :

.   From: SANTOS LTD
.   SANTOS HOUSE
.   91 KING WILLIAM STREET
.   ADELAIDE SA 5000

Subject: APPENDIX 3B LODGED TODAY WITH THE
.   AUSTRALIAN STOCK EXCHANGE
.
.

Number of pages (incl. cover sheet): 8

If this transmission is not received properly, call (08) 8218 5722 to arrange re-transmission

Is this being sent to the right person on the right number?

*Please help us keep our records up-to-date by faxing advice of any changes to
facsimile numbers, addresses, company name or contact name on fax (08) 8218 5131*

APPENDIX 3B

New issue announcement,
application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Name of entity

SANTOS LTD

ABN

80 007 550 923

We (the entity) give ASX the following information.

Part 1 – All issues

1	Class of securities issued or to be issued	**Fully paid ordinary shares.** **Options over ordinary shares.**
2	Number of securities issued or to be issued (if known) or maximum number which may be issued.	**154,664 shares.** **308,314 options, each over one ordinary share.**
3	Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion)	**As to shares, consistent with the Listing Rules.** **As to 100,000 options, see Section 1 of annexure page.** **As to 208,314 options, see Section 2 of annexure page.**
4	Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**As to shares, yes.** **As to options, on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.**
5	Issue price or consideration	**As to 25,000 shares at $5.12 per share.** **As to 129,664 shares at $6.38 per share.** **As to options, issued at no cost upon grant.**

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of 25,000 shares consequent upon exercise of 25,000 options granted on 15 June 1999 pursuant to the Santos Executive Share Option Plan. Issue of 129,664 shares pursuant to the terms of the Santos Employee Share Purchase Plan and registered in the name of Sesap Pty Ltd as trustee for the benefit of eligible employees. Options issued to executives as consideration for accepting and/or continuing employment.
7	Dates of entering securities into uncertificated holdings or despatch of certificates	22 December 2003

		Number	Class
8	Number and class of all securities quoted on ASX (*including* the securities in clause 2 if applicable)	584,322,149	Fully paid ordinary shares.
		3,500,000	Reset convertible preference shares.
9	Number and class of all securities not quoted on ASX (*including* the securities in clause 2 if applicable)		Fully paid ordinary shares issued pursuant to the Santos Employee Share Purchase Plan:
		23,200	(I) held by eligible employees; and
		129,664	(II) held by Sesap Pty Ltd as trustee for the benefit of eligible executives.
		115,750	Executive share plan '0' shares of 25 cents each paid to 1 cent.
		115,250	Executive share plan '2' shares of 25 cents each paid to 1 cent.
		5,998,314	Executive options issued pursuant to the Santos Executive Share Option Plan.
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As to shares, rank equally with existing fully paid ordinary shares. As to options, on exercise of options, shares will thereafter rank equally with other fully paid ordinary shares.	

Part 2 – Bonus issue or pro rata issue *NOT APPLICABLE*

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the securities will be offered	
14	Class of securities to which the offer relates	
15	Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has security holders who will not be sent new issue documents	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of security holders	
25	If the issue is contingent on security holders' approval, the date of the meeting	

26   Date entitlement and acceptance form and
      prospectus or Product Disclosure Statement will
      be sent to persons entitled

27   If the entity has issued options, and the terms
      entitle option holders to participate on exercise,
      the date on which notices will be sent to option
      holders

28   Date rights trading will begin (if applicable)

29   Date rights trading will end (if applicable)

30   How do security holders sell their entitlements *in*
      full through a broker?

31   How do security holders sell *part* of their
      entitlements through a broker and accept for the
      balance?

32   How do security holders dispose of their
      entitlements (except by sale through a broker)?

33   Despatch date

Part 3 – Quotation of securities
You need only complete this section if you are applying for quotation of securities

34   Type of securities
      (tick one)

(a)   [✓]   Securities described in Part 1 **(as to 25,000 shares only)**

(b)   [ ]   All other securities

         Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid,
         employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible
         securities.

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35   [ ]   If the securities are equity securities, the names of the 20 largest holders of the additional
             securities, and the number and percentage of additional securities held by those holders

36 ☐ If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories

1 –	1,000
1,001 –	5,000
5,001 –	10,000
10,001 –	100,000
100,001 –	and over

37 ☐ A copy of any trust deed for the additional securities

Entities that have ticked box 34(b)

38 Number of securities for which quotation is sought

39 Class of securities for which quotation is sought

40 Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and class of all securities quoted on ASX (*including* the securities in clause 38)

Number	Class

Quotation Agreement

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   - The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

   - There is no reason why those securities should not be granted quotation.

   - An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   - Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under section 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   - We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   - If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: _____   Date: ___22 December 2003___

               Company Secretary

Print name: MICHAEL GEORGE ROBERTS

New issue announcement,
application for quotation of additional securities and agreement

Part 1 – All issues (continued)

Section 1

Options:	Expiry date -	22 December 2008
	Exercise price -	$6.38
	Performance hurdle -	TSR over the period from the date of grant until the earliest date for exercise must equal or exceed 10% per annum calculated on a compound basis.
	Exercise period -	12 December 2006 – 22 December 2008

Section 2

Options:	Expiry date -	22 December 2007
	Exercise price -	$6.38
	Performance hurdle -	Options will not vest until 22 December 2004 and if, in the Board's opinion and prior to the exercise of the Options, the Participant acts fraudulently or dishonestly or in breach of the Participant's obligations to any Santos Ltd Group company the Participant will forfeit all rights and entitlements to the Options.
	Exercise period -	22 December 2004 – 22 December 2007